

July 23, 2014

Via E-mail
Robin G. Seim
Chief Financial Officer
Omnicell, Inc.
590 East Middlefield Road
Mountain View, CA 94043

      Re: Omnicell, Inc.
              Form 10-K for the fiscal year ended December 31, 2013
              Filed March 17, 2014
              Form 10-Q for the quarterly period ended March 31, 2014
              Filed May 12, 2014
              File No. 000-33043

Dear Mr. Seim:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Craig Wilson

                            Craig Wilson
                            Sr. Asst. Chief Accountant